SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Security)

609720107

(CUSIP Number)

January 22, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 609720107

13G

Page 2 of 4 Pages

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eugene W. Landy

S.S. #On File

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) _____

(b)        X

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Landy is a United States citizen.

5.

SOLE VOTING POWER

851,690.668

Direct

  97,913.570    Wife

 NUMBER OF

6.

SHARED VOTING POWER

     SHARES

225,426.819

E.W. Landy Profit Sharing

BENEFICIALLY

192,293.620

E.W. Landy Pension Plan

   OWNED BY

179,405.000    E.W. & Gloria Landy Family Foundation

  13,048.000    Landy Investments Ltd.

  37,380.619

Juniper Plaza Associates

  29,527.275

Windsor Industrial Park Associates

       EACH

7.

SOLE DISPOSITIVE POWER

  REPORTING

      PERSON

851,690.668

Direct

        WITH

  97,913.570    Wife

8.

SHARED DISPOSITIVE POWER

225,426.819

E.W. Landy Profit Sharing

192,293.620

E.W. Landy Pension Plan

179,405.000

E.W. & Gloria Landy Family Foundation

  13,048.000    Landy Investments Ltd.

  37,380.619

Juniper Plaza Associates

  29,527.275

Windsor Industrial Park Associates

CUSIP No. 609720107

13G

Page 3 of 4 Pages

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

     851,690.668   Direct

       97,913.570   Wife

     677,081.333   Trustee

  1,626,685.572   Total

*Does not include (a) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/19; (b) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/20; (c) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/21; (d) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/22; (e) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/5/23; (f) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/5/24; (g) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/4/25; and (h) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/26.

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*

Excludes shares held by Mr. Landy’s adult children in which he disclaims any beneficial interest.

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN. ROW 9:   2.09%

12.

TYPE OF REPORTING PERSON*            IN

CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not   acquired   and are not held for the purpose of or

CUSIP No. 609720107

13G

Page 4 of 4 Pages

with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2018

/S/ Eugene W. Landy

Eugene W. Landy, Chairman of the Board and Director

Monmouth Real Estate Investment Corporation